Garman Cabinet & Millwork, Inc.
137 Cross Center Road, Suite 318
Denver, North Carolina 28037

To: Securities and Exchange Commission
VIA EDGAR

October 20, 2009

Re: Garman Cabinet & Millwork, Inc
Registration Statement on Form S-1
Filed February 19, 2009
Amendment No. 4 filed October 13, 2009
File No. 333-157399

Dear Ms. Long and Ms. Sherry Haywood:

We have filed on EDGAR Amendment No. 5 to our Form S-1 filed February 19, 2009. Below are the responses to your comments. We hope our answers will assist in your review. Please do not hesitate to contact us with any questions.

General

1.
We understand from your counsel that you mistakenly filed the same document as an amendment to Form S-1 on October 6th, 7th, and 13th. In the future, please ensure that you file only one amendment in response to each round of comments that we issue.

Response:                                Acknowledged.

Executive Compensation

2.
Please correct the total amount in column (j) for each named executive officer. The total is supposed to be the total compensation for a particular year rather than a running total of the compensation paid over multiple years. Please refer to Item 402(n)(2)(x) of Regulation S-K.

Response:                                We have revised our S-1/A and have corrected the total compensation amounts.

3.
We note your response to comment 7 in our letter dated September 25, 2009. We further note the disclosure on page 29 in Part II of the registration statement still discloses that Ms. Garman owns 510,000 shares and Mr. Garman owns 490,000 shares, which is inconsistent with the number of shares owned by Mr. and Mrs. Garman as disclosed on page 12 in the “Security Ownership of Certain Beneficial Owners and Management” table. Please revise the registration or explain.

Response:                                We have revised our S-1/A and have corrected the amounts to match the “Security Ownership of Certain Beneficial Owners and Management” table.

Other Expense of Issuance and Distribution, page 29

4.	Please add a footnote providing a reasonably itemized breakdown of the $123.996.85 “miscellaneous” line item. Please refer to Item 511 of Regulation S-K.

Response:                                We have amended our S-1/A and have added the following itemized breakdown footnote.

Commission Registration Fee	$3.15
Printing and Engraving Expenses	$1000.00
Accounting Fees and Expenses	$15,000.00
Legal Fees and Expenses	$25,000.00
Miscellaneous	$123,996.85 [1]
TOTAL	$165,000.00

[1]           The miscellaneous fee includes $50,000 paid to Greentree Financial Group, Inc (minus the $3.15 commission registration fee, minus the $1,000 printing and engraving expenses, and minus the $25,000 legal fees and expenses) leaving $23,996.85. It also includes the aggregate value of the 1,000,000 shares of Common Stock of the Company issued to Greentree Financial Group, Inc. pursuant to the financial services agreement filed with the SEC as Exhibit 10.1 on February 19, 2009 (1,000,000 at $.10 a share = $100,000)

Legal Opinion, Exhibit 5.1

5.
We note your response to comment 12 in our letter dated September 25, 2009. Counsel must opine on the corporate laws of the jurisdiction of incorporation of the registrant. Accordingly, please have counsel revise its opinion to state that counsel is opining as to the laws of North Carolina, the jurisdiction of which you have disclosed that you are incorporated.

Response:                                We have amended our S-1/A and have updated the Legal Opinion, Exhibit 5.1.

Exhibit 23.1

6.
We note your response to comment 13 in our letter dated September 25, 2009. Please note that the amendment filed on October 13, 2009 is Amendment No. 4. The consent of the independent registered public accounting firm discloses that it relates to Form S-1 Amendment No. 2. With your next amendment, please ensure that your independent registered public accounting firm’s consent refers to the correct amendment.

Response:                                We have amended our S-1/A and the independent registered public accounting firm’s consent now refers to the correct amendment.

We, the company, acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Valerie Garman
Valerie Garman
President